Exhibit 99.1

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

INTRODUCTION & BACKGROUND

This management’s discussion and analysis dated as of November 14, 2025 (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation (“Sigma”, “Sigma Lithium” or the “Company”) constitutes management’s review of the key factors that affected the Company’s financial and operating performance for the nine-months ended September 30, 2025. This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2024 and 2023 together with the notes thereto, and the unaudited condensed interim consolidated financial statements for the nine-month period ended September 30, 2025 and 2024. Results are reported in United States dollars, unless otherwise noted.

The Company’s financial statements and the financial information contained in this MD&A are prepared in accordance with IFRS Accounting Standards.

Unless inconsistent with the context, references in this MD&A to the “Company” or “Sigma” are references to the Company and its subsidiaries.

The Company’s office address is 181, Bay Street, Suite 4400, Toronto, Ontario, M5J 2T3, Canada. The Company’s common shares (“Common Shares”) trade under the symbol “SGML” in the United States on Nasdaq and in Canada on the TSX Venture Exchange (“TSXV”). Additionally, Brazilian Depositary Receipts (“BDRs”) trade under the symbol “S2GM34” in Brazil on the B3 exchange.

Further information about the Company and its operations, including the financial statements referred to above and the Company’s annual information form, is available on the Company’s website at www.sigmalithiumcorp.com, at www.sedarplus.ca (SEDAR) and at www.sec.gov (EDGAR).

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, dated March 31, 2025, with an effective date of January 15, 2025, (the “Technical Report”), for the resource and reserve estimates. The Technical Report is compliant with the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

The Technical Report includes information about the Company’s wholly-owned Grota do Cirilo lithium operations (the “Operations”) in Brazil, such as: (i) the mineral reserve and resource estimates for the Xuxa deposit (“Phase 1”), the Barreiro deposit (“Phase 2”) and the Nezinho do Chicão deposit (“Phase 3” and together with Phase 2, "Phase 2 & 3”); (ii) the results of the updated feasibility study on Phase 1 (the “Phase 1 FS”); and (iii) the results of the preliminary feasibility study on Phase 2 and 3 (the “Phase 2 and 3 PFS”).

On January 1, 2025, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“US$”). This change was made to better reflect the Company’s business operations and to enhance the comparability of its financial results with those of other publicly traded companies in the mining industry. The change in presentation currency has been applied retrospectively, and comparative financial information has been restated as of US$ had always been the Company’s presentation currency, in accordance with IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

The figures in this MD&A are presented in United States dollars and are referred herein as “$”, “US$” or “USD”. Additionally, Brazilian Reais are denoted as "R$" in this document.

Readers should refer to and carefully consider the sections below titled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

OUR BUSINESS

Sigma Lithium is a commercial producer of high purity, environmentally sustainable, lithium oxide concentrate. The Company’s existing Phase 1 operations, along with its planned Phase 2 and 3 expansions to triple capacity, represent one of the largest hard rock lithium mining and beneficiation complexes in the world. Sigma Lithium´s operations are located in the municipalities of Araçuaí and Itinga in the northeastern part of the state of Minas Gerais, Brazil. The Company owns 100% of assets indirectly through its wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”), which include operating assets and a leasehold area comprised of 29 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations, applications for mineral exploration authorizations) spread over 185 km2, located within the broader 19,000-hectare land package held by Sigma Brazil (containing the Grota do Cirilo, Sao José, Genipapo and Santa Clara properties).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Sigma Lithium’s operations are vertically integrated, with the Company’s mines supplying spodumene bearing material to its lithium production and processing plant (the “Greentech Plant”). The Greentech Plant is designed and operated to produce a high purity lithium oxide concentrate (“Green Lithium”), engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”) and energy storage systems, in an environmentally friendly way through a fully automated and digital dense medium separation (“DMS”) technology process.

Sigma Lithium is taking a phased approach to the expansion of its operations. Production at its Phase 1 Greentech Plant and associated mine commenced in April 2023. At 270,000 tonnes per annum of 5.5% lithium oxide concentrate production capacity, Phase 1 has positioned the Company as a globally relevant, Tier-1, concentrate producer. The Company issued a Final Investment Decision (“FID”) on its Phase 2 project on April 1, 2024. Phase 2 would take consolidated capacity to 520,000 tonnes per annum of 5.5% concentrate. The existing shared infrastructure built with the Phase 1 Greentech Plant is expected to support two additional production lines, with each of the two planned phases of expansion designed to follow a similar flowsheet as demonstrated in Phase 1.

The Sigma Greentech Plant also produces a low-grade, high-purity, zero-chemical, hyperfine by-product (“Green By-Products”) at approximately 1.0% lithium oxide (“Li2O”). Depending on market conditions, these Green By-Products can be sold to strengthen Sigma’s ESG-centric approach to pioneer a “zero tailings” environmental sustainability strategy, minimizing the environmental footprint of tailings storage with a positive ecosystem impact, while also generating an additional revenue stream for the Company.

Since its inception in 2012, the Sigma Lithium’s mission has emphasized environmental, social, and governance (“ESG”) practices to support sustainable development. The Company is also actively engaged in social programs that promote sustainable development and inclusion as well as initiatives to upskill local communities in the region where it operates.

FINANCIAL HIGHLIGHTS

For the three-month period ended on September 30, 2025, the Company notes the following financial highlights:

▪	Net sales revenue from the sale of lithium oxide concentrate of $28.5 million, showing a 69% increase on a quarter-over-quarter basis and a 36% rise on a year-over-year basis.
▪	Sales volumes of 48,626 tonnes of lithium oxide concentrate at an average realized price of $626/t.
▪	CIF China cash operating costs of $475/t in the nine months to September 30, 2025, 5.0% below the Company’s target of $500/t.
▪	Sigma Lithium continued to deleverage, with a decrease in trade finance of 38% and a reduction in total debt of 7% in the nine months to September 30, 2025.

OPERATIONAL HIGHLIGHTS

Greentech Plant Update

Sigma Lithium’s production of lithium oxide concentrate totaled 43,998 tonnes in the three-month period ended September 30, 2025. The plant output was impacted by lower deliveries of ore, due to changes related to an upgrade of mining operations.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Table 1: Summary of Key Phase 1 Operating Metrics

Key Operating Metrics	Unit	Sep 25	Jun 25	Mar 25	Dec 24	Sep 24	Jun 24	Mar 24	Dec 23
Production
Lithium Production	(kt)(1)	44.0	68.4	68.3	77.0	60.2	49.4	54.2	59.9
Grade of Lithium Concentrate shipped	(%)	5.2%	5.2%	5.0%	5.2%	5.2%	5.5%	5.4%	5.3%
Sales
Lithium Concentrate	(kt)(1)	48.6	40.3	61.6	73.9	57.5	52.6	52.9	64.7
Total Net Revenue	($ million)	28.5	16.9	47.7	47.3	20.9	45.9	37.2	38.2
(1)kt (thousands of tons)

Mining Update

As of the date of this MD&A, the Company reports the following highlights and advancements in its 2025 mining activities:

▪	Initiatives to assess the optimization of equipment size resulted in a plan to move to larger trucks and excavators;
▪	In view of the above, the medium and long-term mine plans are being reviewed;
▪	A change in equipment suppliers resulted in a slowdown of mining activities in September and ore delivery to the plant; and
▪	The multi-pit and phase mine plan continued to evolve, confirming strong synergies between Phases 1, 2, and 3, as outlined in the FY2024 MD&A.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Phase 2 Development Progress

During the three-month period ended September 30, 2025, Sigma Lithium continued to make progress on the Company´s Phase 2 expansion project, completing earthworks and terracing. Sigma Lithium’s focus remains on mine development aiming to allow the existing pit to feed both Phase 1 and Phase 2 processing plants.

The Phase 2 expansion remains a transformative opportunity for the Company, with expected additional production capacity of 250,000 tonnes per annum of 5.5% lithium oxide concentrate. Together with Phase 1, this would bring the total annual production capacity to 520,000 tonnes of lithium oxide concentrate at Grota do Cirilo.

The Company continues to leverage the synergies and learnings from Phase 1 to enhance the efficiency and sustainability of the Phase 2 implementation, with completion aimed to occur by year end 2026.

Table 2: Uses of Cash Analysis for Phase 2 Construction

Capex (000 USD)	Phase 1 (actual)	Phase 2 (budget)
Mine	7,337	-
Industrial Site Construction	16,600	16,454
Industrial Plant	64,357	62,128
Environmental	11,775	10,961
R&D Engineering Design	17,222	5,029
Construction Management	9,028	6,398
(=) Construction Capex (*)	126,319	100,970
Construction Addition	-	6,536
(=) Total Construction Capex	126,319	107,506
Others	5,584	(149)
(=) Total Capex	131,903	107,357

Licensing Updates

On December 21, 2024, Sigma Lithium obtained the Preliminary License, the Installation License, and the Operating License (“LP", “LI” and “LO”, respectively) for its Phase 2 – Barreiro mine. Once again, the approval was unanimous by the State Environmental Policy Council (“COPAM”), the board responsible for voting and awarding environmental licenses in the State of Minas Gerais, including the votes of non-governmental organizations representatives. This milestone enables Sigma Lithium to expand its mineral lithium production capacity to up to 5.5 million tonnes per year.

On January 31, 2024, Sigma Lithium was awarded its LP, LI and LO to install and operate its second Greentech Plant by the State of Minas Gerais. The Company, once again, received unanimous approval from all members of the COPAM, including the vote of the board members representing the NGOs.  The obtainment of the LP, LI and LO for its second Greentech Plant allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

ESG & SUSTAINABILITY HIGHLIGHTS

Sigma Lithium´s approach to sustainability reflects not only the company´s regulatory obligations, but also the evolving expectations of key stakeholders — including customers, investors, local communities, employees, and public institutions — regarding responsible and transparent socio-environmental performance. The Company´s commitment to sustainability underpins every aspect of management´s decision making. Sigma Lithium´s environmental and social programs are a visible way that this commitment is translated into action.

Health & Safety

In the first nine months of 2025, the Company recorded a total injury frequency rate (TRIFR - or number of injuries excluding fatalities requiring medical treatment per million hours worked) of 1.79 and extending its record to 787 consecutive days without a Lost Time Injury (LTI).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Environmental Programs

These are Sigma Lithium’s environmental programs, which continued to be executed in 3Q25:

	Environmental Program	Area	Description
1	Conservation of Permanent Preservation Areas (APP) and Legal Reserves	Land Use and Biodiversity Management	This is a program to preserve areas on the banks of rivers and streams.
2	Flora and Fauna Rescue Program	Land Use and Biodiversity Management	This program aims to rescue and recover any fauna affected by Sigma Lithium´s operations.
3	Degraded Area Recovery Program	Land Use and Biodiversity Management	This program is related to the recovery of areas previously used in mining through the planting of seedlings.
4	Water Quality Monitoring Program	Pollution and Waste	This program consists in a continuous monitoring of the quality of surface water in the Piauí Stream, the Jequitinhonha River and of groundwater.
5	Air Quality Preservation Program	Pollution and Waste	This program includes the application of dust-suppressing polymers on unpaved roads and tailings piles, the application of bio mats for vegetation regrowth on tailings piles and air quality monitoring at four points in Sigma Lithium’s neighboring communities.
6	Noise and Vibration Control Program	Pollution and Waste	This program includes the use of software to calibrate blasting and a monitoring of vibrations and environmental noise levels at sensitive locations.

Social Programs

Sigma Lithium has several community outreach and social programs in place, which remained active in 3Q25. Community outreach programs include holding monthly meetings with local communities and several other structured initiatives. Sigma Lithium´s voluntary social programs are described below.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

	Social Program	Description
1	Fundo Dona de Mim Program	This is a microcredit program set up in partnership with Grupo Mulheres do Brasil to promote female entrepreneurship. The Fund is independently managed and has benefited more than 2,000 women in the municipalities of Araçuaí and Itinga with small businesses in the areas of food, crafts, clothing, and services.
2	Zero Drought Program	This program consists in the construction of rainwater reservoirs, known locally as "barraginhas” and aims to expand access to water for small rural producers, ensuring irrigation during dry periods.
3	Water for All Program	Sigma Lithium has installed 1,000-liter household water tanks and funds water deliveries by truck from the local water utility, COPANOR, supplying neighbouring homes and the local school on a regular basis.
4	Zero Hunger Action Program	This involves the donation of food baskets aimed at combating food insecurity.
5	Education That Transforms Program	This consists of several initiatives dedicated to the education of children, adolescents, and adults in the municipalities of Araçuaí and Itinga. It has included the renovation of the local Nuno Murta Municipal School and currently runs an adult education program, various sports and cultural activities and environmental awareness programs.
6	Community Infrastructure Program	Sigma Lithium maintains access roads in neighboring rural communities.
7	Combatting Domestic Violence Program	This is joint initiative with the Court of Justice of the State of Minas Gerais to combat domestic violence in the Jequitinhonha Valley.

In the third quarter of 2025, students from The Children in The Spotlight, an initiative of the Education That Transforms Program; designed to value and disseminate local culture, strengthen children's self-esteem and sense of belonging and develop expressive and artistic skills; participated in a project supported by Sigma Lithium. They performed for an audience of hundreds of people as part of the Filhos da Terra do Sol (Children of the Land of the Sun) festival in the Araçuaí municipality. There were also separate performances as part of the celebrations of the anniversary of the Araçuaí municipality and at Festivale, a highly relevant regional cultural festival in the Jequitinhonha Valley.

Corporate Governance

▪	In the nine months ended 30 September 2025, there was the following change in Sigma Lithium´s board: On March 13, 2025, Mr. Bechara Azar resigned from his position on the Board for personal reasons. On the same date, Mr. Junaid Jafar joined the Board.
▪	The current composition of the Company’s internal committees is as follows:
-	Audit, Finance and Risk Committee (formerly named Audit Committee): comprised of Eugênio de Zagottis (Chairperson), Alexandre Rodrigues Cabral and Junaid Jafar, so as to be comprised entirely of Independent Directors.
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

-	People & Governance Committee (formerly named Corporate Governance, Nomination and Compensation Committee): comprised of Marcelo Paiva (Chairperson), Eugênio de Zagottis and Junaid Jafar.
-	ESG Committee: comprised of Alexandre Rodrigues Cabral (Chairperson), Ana Cristina Cabral, and Maria José Gazzi Salum.
-	Technical Committee: comprised of Alexandre Rodrigues Cabral (Co-Chairperson), Vicente Lobo (Co-Chairperson), Ana Cristina Cabral and Marcelo Paiva.

SELECTED FINANCIAL INFORMATION

Quarterly Information			2025				2024 [1]	2023[1]
(in $ millions)	Sep 25	Jun 25	Mar 25	Dec 24	Sep 24	Jun 24	Mar 24	Dec 23
Cash and cash equivalents	6.1	15.1	31.1	45.9	65.6	75.3	108.2	48.6
Total assets	342.8	336.2	348.3	327.1	368.9	414.1	429.6	367.5
Property, plant & equipment	171.4	161.6	152.5	141.0	166.5	163.1	175.0	180.9
Loans and export prepayment	161.9	167.0	168.7	173.6	181.2	219.5	201.5	128.9
Net sales revenue	28.5	16.9	47.7	47.3	20.9	45.9	37.2	38.2
Cost of goods sold	(30.1)	(23.6)	(34.2)	(32.0)	(29.2)	(29.8)	(28.6)	(33.4)
Expenses	(10.1)	(12.2)	(3.8)	(36.8)	(15.7)	(29.1)	(16.1)	(14.5)
Income tax and social contribution	0.1	-	(5.0)	13.0	(1.1)	2.2	0.5	0.2
Net (loss) / income for the period	(11.6)	(18.9)	4.7	(8.5)	(25.1)	(10.8)	(7.0)	(9.5)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Q3 2025 Net loss of $11.6 million for the three-month period ended September 30, 2025, derived from $30.4 million in gross sales revenue and $1.0 million in shipping services, offset by $2.9 million in provisional pricing adjustment, and $30.1 million in cost of goods sold and distribution costs.

Q2 2025 Net loss of $18.9 million for the three-month period ended June 30, 2025, derived from $21.1 million in gross sales revenue and $1.2 million in shipping services, offset by $5.4 million in provisional pricing adjustment, and $23.6 million in cost of goods sold and distribution costs.

Q1 2025 Net income of $4.7 million during the three-month period ended March 31, 2025, consisted of a gross profit of $13.5 million, obtained from $47.7 million in net sales revenue and $34.2 million in cost of goods sold and distribution costs.

Q4 2024 Net loss of $8.5 million during the three-month period ended December 31, 2024, consisted of a gross profit of $15.3 million, obtained from $47.3 million in net sales revenue and $32.1 million in cost of goods sold and distribution costs.

Q3 2024 Net loss of $25.1 million during the three-month period ended September 30, 2024, consisted of net sales revenue $20.9 million as a result of provisional price adjustment due to the decrease in average prices realized during the period and $29.2 million in cost of goods sold and distribution costs.

Q2 2024 Net loss of $10.8 million during the three-month period ended June 30, 2024, consisted of a gross profit of $16.2 million, obtained from $45.9 million in net sales revenue and $29.8 million in cost of goods sold and distribution costs.

Q1 2024 Net loss of $7.0 million during the three-month period ended March 31, 2024, consisted of a gross profit of $8.6 million, obtained from $37.2 million in net sales revenue and $28.6 million in cost of goods sold and distribution costs.

Q4 2023 Net loss of $9.5 million during the three-month period ended December 31, 2023, consisting of a gross profit of $4.8 million, obtained from $38.2 million in net sales revenue and $33.4 million in cost of goods sold and distribution costs.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Selected consolidated financial information is as follows:

Results of Operations

Three-Month Period Ended September 30, 2025 compared to Three-Month Period Ended September 30, 2024

The following table summarizes the items that resulted for the three-month period ended September 30, 2025, and 2024:

	For the three months ended
(in $ 000s)	Sep 25	Sep 24	Change	%
		(As restated)[1]
Net sales revenue	28,549	20,894	7,655	36.6%
Cost of goods sold	(30,082)	(29,232)	(850)	2.9%
Sales expenses and commissions	(189)	(392)	203	-51.8%
General and administrative expenses	(4,523)	(5,252)	729	-13.9%
Other operating income (expenses), net	(2,368)	(304)	(2,064)	678.9%
Stock-based compensation	(453)	(1,369)	916	-66.9%
Financial income (expenses), net	(2,612)	(8,430)	5,818	-69.0%
Income tax and social contribution	103	(1,013)	1,116	-110.2%
Net loss for the period	(11,575)	(25,098)	13,523

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

The net loss for the three-month period ended September 30, 2025, compared to the three-month period ended September 30, 2024, is primarily attributable to:

Net sales revenue

	For the three months ended
(in $ 000s)	Sep 25	Sep 24	Change
		(As restated)[1]
Gross sales revenue – lithium concentrate (2)	30,433	41,383	(10,950)
Provisional price adjustment (3)(4)	(2,889)	(20,764)	17,875
Shipping services	1,005	275	730
Net sales revenue	28,549	20,894	7,655

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2) Gross sales revenue is reported on an FOB basis. On a CIF basis, gross sales revenue amounted to $32,448.

(3)/(4) The amount includes: (3) $2,105 of final price adjustment positive and (4) ($2,452) of interest of pre-payment of cargo for the three months period ended September 30, 2025.

▪	Sigma Lithium reported revenues of $28.5 million for the three months ended September 30, 2025, representing a substantial increase of 36% on a year-on-year basis. This increase was achieved despite a decline in sales volumes, which, at 48.6 thousand tonnes, were down by 15% due to higher realized prices.
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Expenses by category

The following table summarizes the Company’s expenses by cost of goods sold for the three-month period ended September 30, 2025, and 2024.

	For the three months ended
(in $ 000s)	Sep 25	Sep 24	Change
		(As restated)[1]
Operation	(17,542)	(15,842)	(1,700)
Labor	(5,814)	(7,310)	1,496
Logistics costs (trucking, shipping and port)	(3,566)	(3,169)	(397)
Depletion/Depreciation	(1,869)	(2,876)	1,007
Services	(1,722)	(2,122)	400
Royalties(2)	(958)	(651)	(307)
Stock-based compensation(3)	(538)	-	(538)
Other	(2,785)	(2,906)	121
Expenses by category total	(34,794)	(34,876)	82

Cost of products sold	(30,082)	(29,232)	(850)
General and administrative expenses	(4,523)	(5,252)	729
Sales expenses	(189)	(392)	203
Expenses by category	(34,794)	(34,876)	82

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the Financial Compensation for the Exploration of Mineral Resources (CFEM).

(3) Starting in 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, in alignment with revised internal cost attribution practices. This change reflects a more accurate representation of total operating expenses.

▪	The Company reported cost of goods sold of $30.1 million for the three months ended September 30, 2025, reflecting a 3% increase on a year-over-year basis. On a per-tonne basis, the cost of sales averaged $619 per tonne of product sold, which represents a 22% increase on a year-over-year basis. This increase was due to the decline in production mentioned above, which reduced the dilution of fixed costs.
▪	General and administrative expenses were $4.5 million for the three months ended September 30, 2025, compared to $5.2 million in the same period of 2024, reflecting a decrease of $0.7 million. The savings were achieved through a sharp reduction in services expenditures and by gains of corporate efficiency.

Other operating expenses

	For the three months ended
(in $ 000s)	Sep 25	Sep 24	Change
		(As restated)[1]
Taxes and fees	(1,360)	-	(1,360)
Environmental and social expenses	(773)	(585)	(188)
Others	(235)	281	(516)
Other operating expenses	(2,368)	(304)	(2,064)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

▪	Other operating expenses were $2.4 million for the three months ended September 30, 2025, compared to $0.3 million in the same period of 2024, representing an increase of $2.1 million.
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The increase was primarily driven by the recognition of a $1.4 million charge arising from prior-period tax obligations.
▪	Environmental and social expenses amounted to $0.8 million, consistent with ongoing initiatives.

Stock-based compensation

▪	The decrease in stock-based compensation expenses to $0.5 million for the three-month period ended September 30, 2025, compared to $1.4 million for the same period in 2024, was primarily due to lower grants made during the period and the transfer of stock-based compensation costs for certain operational employees directly to operating costs.

Financial expenses, net

	For the three months ended
(in $ 000s)	Sep 25	Sep 24	Change
		(As restated)[1]
Financial income	629	(237)	866

Financial expenses
Interest accrued on loans and export prepayment	(4,843)	(5,728)	885
Other expenses	(1,920)	(2,302)	382
Total financial expenses	(6,763)	(8,030)	1,267

Foreign exchange variation on net assets	3,522	(163)	3,685
Financial expenses, net total	(2,612)	(8,430)	5,818

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

▪	Net financial expenses totaled $2.6 million in the three months ended September 30, 2025, compared to $8.4 million in the same period of 2024, representing a favorable variance of $5.8 million.
▪	The improvement was primarily attributable to foreign exchange variation on net assets, which resulted in a gain of $3.5 million in the current quarter compared to a loss of $0.2 million in the prior-year period, reflecting the appreciation of the Brazilian real against the U.S. dollar.
▪	Financial income increased to $0.6 million, compared to a loss of $0.2 million due to taxes applied to financial income during the same period in 2024.
▪	Total financial expenses decreased to $6.8 million from $8.0 million, primarily due to lower interest accrued on loans and export prepayments as a result of amortizations during the period.

Income tax and social contribution

▪	The decrease of $1.1 million in income tax and social contribution was primarily due to a change in deferred taxes on unrealized foreign exchange gains. The overall effective tax rate was influenced by unused tax credits.

Nine-Month Period Ended September 30, 2025 compared to Nine-Month Period Ended September 30, 2024

The following table summarizes the items that resulted for the nine-month period ended September 30, 2025, and 2024:

Results of Operations	For the nine months ended
(in $ 000s)	Sep 25	Sep 24	Change	%
		(As restated)[1]
Net sales revenue	93,109	104,016	(10,907)	-10.5%
Cost of goods sold	(87,862)	(87,639)	(223)	0.3%
Sales expenses	(577)	(1,629)	1,052	-64.6%
General and administrative expenses	(13,618)	(14,218)	600	-4.2%
Other operating expenses	(11,755)	(5,331)	(6,424)	120.5%
Stock-based compensation	(1,731)	(5,577)	3,846	-69.0%
Financial income (expenses), net	1,624	(34,112)	35,736	-104.8%
Income tax and social contribution	(4,896)	1,636	(6,532)	-399.3%
Net loss for the period	(25,706)	(42,854)	17,148

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

| 10

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The net loss for the nine-month period ended September 30, 2025, compared to the nine-month period ended September 30, 2024, is primarily attributable to:

Net sales revenue

	For the nine months ended
(in $ 000s)	Sep 25	Sep 24	Change
		(As restated)[1]
Gross sales revenue – lithium concentrate (2)	96,101	137,870	(41,769)
Provisional price adjustment (3)(4)	(10,249)	(36,430)	26,181
Shipping services	7,257	2,576	4,681
Total sales revenue	93,109	104,016	(10,907)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2)  Gross sales revenue is reported on an FOB basis. On a CIF basis, gross sales revenue amounted to $101,429 for the nine-month period ended September 30, 2025.

(3)/(4)The amount includes: (3) ($3,803) of final price adjustment and (4) $(2,933) of interest of pre-payment of cargo for the nine months period ended September 30, 2025.

▪	Gross sales revenue from lithium concentrate totaled $96.1 million in the nine-month period ended September 30, 2025, versus $137.9 million in the prior year. The decrease reflects a slight reduction in sales volumes (150.5 kt versus 163.0 kt) combined with a decline in average realized price to approximately $641 per tonne from $939 per tonne in the same period of 2024.
▪	Provisional price adjustments were a negative $10.2 million compared to a negative $36.4 million in the nine-month period ended September 30, 2024, resulting in a smaller adverse impact on revenue relative to the prior period.
▪	Shipping services revenue was $7.3 million compared to $2.6 million in the prior-year period.
▪	Net sales revenue for the nine-month period ended September 30, 2025, was $93.1 million compared to $104.0 million in the same period of 2024, representing a decrease of $10.9 million.

Expenses by category

The following table summarizes the Company’s expenses by category for the nine-month period ended September 30, 2025, and 2024.

	For the nine months ended
(in $ 000s)	Sep 25	Sep 24	Change
		(As restated)[1]
Operation	(45,048)	(46,411)	1,363
Labor	(17,524)	(19,417)	1,893
Logistics costs (trucking, shipping and port)	(14,554)	(11,409)	(3,145)
Depletion/Depreciation	(8,356)	(9,325)	969
Services	(5,383)	(5,967)	584
Royalties(2)	(3,166)	(3,089)	(77)
Stock-based compensation(3)	(477)	-	(477)
Other	(7,549)	(7,868)	319
Expenses by category total	(102,057)	(103,486)	1,429

Cost of products sold	(87,862)	(87,639)	(223)
General and administrative expenses	(13,618)	(14,214)	600
Sales expenses	(577)	(1,629)	1,052
Expenses by category	(102,057)	(103,486)	1,429

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the Financial Compensation for the Exploration of Mineral Resources (CFEM).

(3) Starting in 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, in alignment with revised internal cost attribution practices. This change reflects a more accurate representation of total operating expenses.

| 11

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	Cost of products sold totaled $87.9 million for the nine months ended September 30, 2025, compared to $87.7 million in the same period of 2024, remaining broadly flat with a slight decrease of $0.2 million. The consistency between periods is a result of the Company’s efforts to be cost-effective, while also delivering its product.
▪	Logistics costs, including trucking, shipping, and port operations, increased to $14.6 million from $11.5 million, mainly due to higher freight maritime expenses as exports were conducted under the CIF (Cost, Insurance, and Freight) incoterm.
▪	General and administrative expenses were $13.6 million for the nine months ended September 30, 2025, compared to $14.2 million in the same period of 2024, reflecting a decrease of $0.6 million. The savings were achieved through a sharp reduction in services expenditures and by gains of corporate efficiency.
▪	Sales expenses were $0.6 million for the nine months ended September 30, 2025, compared to $1.6 million in the same period of 2024, reflecting a decrease of $1.0 million, which is a combined result of internal cost reduction initiatives and a lower volume sold for the period.

Other operating expenses

	For the nine months ended
(in $ 000s)	Sep 25	Sep 24	Change
		(As restated)[1]
Provision for expected inventory losses	(7,859)	-	(7,859)
Environmental and social expenses	(1,984)	(2,153)	169
Taxes and fees	(1,360)	(984)	(376)
Accrual for contingencies	(97)	(1,892)	1,795
Others	(455)	(302)	(153)
Other operating expenses	(11,755)	(5,331)	(6,424)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

▪	Other operating expenses were $11.8 million for the nine months ended September 30, 2025, compared to $5.3 million in the same period of 2024, representing an increase of $6.4 million.
▪	The increase was primarily driven by the recognition of a $7.9 million provision for expected inventory losses on green by-products, reflecting adjustments to their net realizable value of such materials and the recognition of a $1.4 million arising from prior-period tax obligations.
▪	This increase was partially offset by a $1.8 million reduction in accruals for contingencies recorded in the prior year period.
▪	Environmental and social expenses were $2.0 million, consistent with ongoing community and sustainability initiatives.
| 12

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Stock-based compensation

▪	Stock-based compensation expenses decreased to $1.7 million for the nine-month period ended September 30, 2025, compared to $5.6 million for the same period in 2024, was primarily due to lower grants made during the period and the transfer of stock-based compensation costs for certain operational employees directly to operating costs.

Financial expenses, net

	For the nine months ended
(in $ 000s)	Sep 25	Sep 24	Change
		(As restated)[1]
Financial income	2,238	2,711	(473)

Financial expenses
Interest accrued on loans and export prepayment	(14,701)	(15,683)	982
Other expenses	(4,317)	(3,471)	(846)
Total financial expenses	(19,018)	(19,154)	136

Foreign exchange variation on net assets	18,404	(17,669)	36,073
Financial income (expenses), net total	1,624	(34,112)	35,736

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

▪	Net financial income totaled $1.6 million in the nine months ended September 30, 2025, compared to a net financial expense of $34.1 million in the same period of 2024, representing a favorable variance of $35.7 million.
▪	The improvement was primarily attributable by foreign exchange variation on net assets, which resulted in a gain of $18.4 million in the current period compared to a loss of $17.7 million in the prior-year period, reflecting the appreciation of the Brazilian real against the U.S. dollar.
▪	Financial income decreased to $2.2 million from $2.7 million.
▪	Total financial expenses decreased modestly to $19.0 million from $19.1 million.

Income tax and social contribution

▪	The increase of $6.5 million in Income tax and social contribution was primarily due to the Brazilian income tax calculation, including deferred and current taxes, which does not impact cash flow, as derived mainly from the change in deferred tax on unrealized foreign exchange variation results. The overall effective tax rate is influenced by the unused tax credits in Canada.

Non-GAAP Measure

Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”)

The adjusted EBITDA is meaningful for the stakeholders, since the Company can demonstrate the effective EBITDA, considering the stock-based compensation impact in net loss. Since this item is a non-cash, the reconciliation below is necessary and relevant for understanding the Company´s EBITDA measurement.

Adjusted EBITDA is a non-GAAP measure, which is calculated using net loss for the period and excluding the amounts charged as (i) depreciation and depletion, (ii) financial expenses and (iii) income taxes as shown in the reconciliation below:

| 13

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

	For the three months ended		For the nine months ended
	Sep 25	Sep 24	Sep 25	Sep 24
(in $ 000s)		(As restated)[2]		(As restated)[2]

Net loss for the period	(11,575)	(25,098)	(25,706)	(42,854)
(+) Depreciation and depletion	1,878	2,876	8,378	9,325
(+) Financial income (expenses), net	2,612	8,430	(1,624)	34,112
(+) Income taxes	(103)	1,013	4,896	(1,636)
EBITDA	(7,188)	(12,779)	(14,056)	(1,053)
(+) Stock-based compensation	991	1,369	2,208	5,577
Adjusted EBITDA	(6,197)	(11,410)	(11,848)	4,524
Adjusted EBITDA (%)(1)	-21.7%	-54.6%	-12.7%	4.4%

(1) For the adjusted EBITDA (%) the Company consider the amount of the adjusted EBITDA over the net revenue, which represents net revenue of $28,549 for the three-month period ended September 30, 2025, $20,894 for the three-month period ended September 30, 2024, $93,109 for the nine-month period ended September 30, 2025 and $104,016 for the nine-month period ended September 30, 2024;

(2) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Liquidity and Capital Resources

Cash Flow Highlights	For the nine months ended
	9/30/2025	9/30/2024
(in $000s)		(As restated)[1]
Cash used in Operating Activities	(6,566)	(9,797)
Cash used in Investing Activities	(8,361)	(19,236)
Cash provided by (used in) Financing Activities	(28,188)	54,416
Effect of Foreign Exchange on Cash	3,305	(8,373)
Change in Cash and Cash Equivalents	(39,810)	17,010
Cash & Cash Equivalents – Beginning of Period	45,918	48,584
Cash & Cash Equivalents – End of Period	6,108	65,594

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Liquidity Outlook

As of September 30, 2025, the Company’s cash and cash equivalents totaled $6.1 million, representing an 87% decrease from $45.9 million as of December 31, 2024, primarily driven by the deleveraging of trade finance lines. On September 30, 2025, the Company’s cash position excluded $19.7 million in trade accounts receivable, which have since been substantially translated into revenues and greatly improved the Company´s liquidity.

The Company reduced its short-term trade finance by approximately $6 million in the three months ended September 30, 2025, bringing the balance to $37 million as of September 30, 2025. The total amount of short and long-term debt was $161.9 million as of September 30, 2025.

Operating Activities

Cash used in operating activities was $6.6 million for the nine-month period ended September 30, 2025, compared to cash used in operating activities of $9.8 million for the nine-month period ended September 30, 2024, the decrease in net cash used in operating activities is mainly due to:

▪	A decrease to a net loss of $25.7 million for the nine-month period ended September 30, 2025, compared to a net loss of $42.9 million for the nine-month period ended September 30, 2024, adjusted by $35.5 million in certain reconciling items that do not represent cash receipts or disbursements, such as decrease in stock-based compensation of $3.3 million, provision for contingencies of $1.6 million and net exchange variations of $42.1 million, among others. These effects were partially offset by an increase in provision for expected inventory losses of $7.8 million;
| 14

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	An increase in trade accounts receivable to $6.0 million in the nine-month period ended September 30, 2025, from a decrease of $2.5 million in the nine-month period ended September 30, 2024, due to lower provisional prices during the period at the ended of September 30, 2025;
▪	Inventories increased to $11.6 million in the nine-month period ended September 30, 2025, from $4.4 million in the nine-month period ended September 30, 2024, primarily due to finished goods totaling $12.3 million, partially offset by a $7.8 million provision for expected inventory losses;
▪	Advance to suppliers decreased to $6.1 million in the nine-month period ended September 30, 2025, from an increase of $4.4 million in the nine-month period ended September 30, 2024, mainly due to the receipt of services and materials previously paid in advance.
▪	An increase in suppliers to $8.6 million in the nine-month period ended September 30, 2025, from a decrease of $5.2 million in the nine-month period ended September 30, 2024, due to $6.2 million in exchange rate variation from the appreciation of the Brazilian Real against the US Dollar the purchase of materials, equipment, and services in the normal course of business;
▪	A lower interest payment totaling $15.7 million, comprising $1.9 million related to export prepayment trade finance and $1.0 million related to financing agreements with BDMG in the nine-month period ended September 30, 2025, compared to total interest payments of $18.6 million in the same period of 2024, of which $4.2 million related to export prepayment agreements, $0.4 million to BDMG financing agreements, and $14.0 million to long-term export prepayment agreements.

Investing Activities

For the nine-month period ended September 30, 2025, the cash used in investing activities was $8.4 million compared to $19.2 million in the same period of 2024, a decrease primarily due to $9.1 million in lower additions to geological expenditures and property, plant and equipment, and $1.7 million in advances for land acquisition.

Financing Activities

For the nine-month period ended September 30, 2025, cash used in financing activities was $28.2 million compared to cash provided by financing activities of $54.4 million in the same period of 2024, a decrease primarily due to lower export prepayment trade finance lines of credit raised in the amount of $109.1 million and higher repayment of export prepayment trade finance in the amount of $35.1 million.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares Issued and Outstanding	111,383,979
RSUs	28,234
Stock Options	128,125
Fully Diluted Number of Common Shares	111,540,338
| 15

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group

A10 Group is composed of:

(a) A10 Investimentos Ltda.;

(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);

(c) A10 Partners Participações Ltda.;

(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and

(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Investimentos Ltda.	A10 Investimentos Ltda. is an asset management firm indirectly controlled by Marcelo Paiva, a director of Sigma Lithium, who is the investment manager of the A10 Investimentos Fundo de Investimento Financeiro em Ações (“A10 Fund”), which is the major shareholder of the Company.
A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a director of Sigma Lithium, and had no transactions with the Company during the period ended September 30, 2025.
A10 Partners Participações Ltda.	A10 Partners Participações Ltda. is a holding company. The firm is indirectly controlled by Marcelo Paiva, a director of Sigma Lithium.
A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a Director of Sigma Lithium. The CEO, Ana Cristina Cabral has a minority interest.
A10 Serviços de Análise de Empresas e Administrativos Ltda.	A10 Serviços de Análise de Empresas e Administrativos Ltda. is an administrative services firm controlled by Marcelo Paiva, a director of Sigma Lithium, and had no transactions with the Company before or during the period ended September 30, 2025.
Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and of the Sigma Brazil, Marina Bernardini, has an indirect economic interest and is an officer.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity whose directors are Lígia Pinto, Sigma Lithium’s VP of Institutional and Governmental Relations and Communication, and Marina Bernardini, an officer of Miazga and Sigma Brazil.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

Transactions with related parties

Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory, whereby strictly the following expenses are reimbursed: (i) the cost of administrative personnel that is 100% allocated to Sigma Lithium; (ii) the rental of Sigma Lithium’s office space, which was formerly occupied and until recently paid by A10 Advisory, and is now fully utilized by Sigma Lithium; and (iii) health insurance expenses of former A10 Advisory staff, now employed only by Sigma Lithium, which continue to be paid by A10 Advisory. Marcelo Paiva does not receive any compensation or benefits as part of such CSA.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant (See note 14).

Royalties: Pursuant to Brazilian legislation, royalties are payable to landowners whose properties are subject to mineral exploration activities. The valuation of the amount must be equivalent to 50% of the value paid as Financial Compensation for the Exploration of Mineral Resources (CFEM). As of September 30, 2025, the Company recognized an amount of $1,702 ($951 as of December 31, 2024) to be paid to Miazga, of which $537 was settled during the first half of 2025.

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for a loan of an amount up to $12,000. On November 14, 2024, the Company entered into a contractual amendment with an increase in the loan limit to $15,000, bearing 15% p.a. interest rate. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement totaled $18,491 as of September 30, 2025 ($12,953 as of December 31, 2024), of which $13,875 ($12,795 as of December 2024) represents loan disbursements and $4,621 ($2,566 as of December 2024) corresponds to capitalized interest. During the nine-month period ended September 30, 2025, Tatooine requested $1,080 to acquire properties located over the Company’s mining rights.

| 16

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

Description	Sep 25		Three Months Ended,	Dec 24		Three Months Ended,
			Sep 25	(As restated)[1]		Sep 24
	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Advisory
CSA	-	26	(342)	-	-	(168)
Miazga
Lease agreements	-	613	(176)	-	5	(3)
Royalties		1,299	(751)	-	671	-
Arqueana
Lease agreements	-	1,413	(211)	-	123	(14)
Tatooine
Loan to related party	18,491	-	2,055	12,953	-	888
Instituto Lítio verde
Accounts payable	-	1,383	(808)	-	563	(637)
Total	18,491	4,734	(233)	12,953	1,362	66

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Key management personnel

	Three months ended
	Sep 25	Sep 24
		(As restated)[1]
Stock-based compensation, included in operating expenses	1,386	2,088
Salaries, benefits and director's fees, included in general and administrative expenses	593	883
Total	1,979	2,971

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Key management includes the directors of the Company, executive management team and senior management at Sigma Lithium.

FINANCIAL RISK FACTORS

The Company is exposed to a variety of financial risks such as credit risk, liquidity risk and market risk, including interest rate risk, foreign currency risk and price risk.

The fair values of cash and cash equivalents, accounts payable, export prepayment trade finance and credits from related parties approximate their carrying amounts due to the short-term maturity of these financial instruments.

| 17

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Credit Risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures, Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including interest:

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
(in C$ 000s)
Suppliers	54,873	-	-	-	54,873
Loans and export prepayment	53,650	120,276	7,217	991	182,134
Lease liabilities	2,414	1,308	1,003	926	5,651

Market Risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on forward market price based on the contract terms stipulated. The change in value of the provisionally priced receivable is based on relevant forward market prices. For contracts with variable pricing dependent on the content of minerals in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products. The fair value of the final sale price adjustment is reassessed at each reporting date, based on all variable pricing elements and any changes are recognized as operational revenue in the statement of loss.

For September 2025, the Company recorded an adjustment to the provisional pricing, reflecting relevant differences between the price initially used and the price established for June sales.

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined during the last quarter of 2025 is detailed below:

	Volume (kt) (3)	Shipment average price	Variation	Effect on Sales Revenue
High grade lithium concentrate (Probable)(1)	162,196	919	13	2,097
High grade lithium concentrate (+20%)(2)	162,196	933	23	3,772
High grade lithium concentrate (-20%)(2)	162,196	622	(23)	(3,772)

(1) The sensitivity analysis for the probable scenario was measured using Oct 24, 2024, futures price from the Guangzhou Futures Exchange as a reference

(2) Provisional price on September 30, 2025.

(3) Total volume of contracts with exposure to market price fluctuation

| 18

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Interest Rate Risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, SELIC and SOFR, exposing these financial liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

The Company considered scenario probable and scenarios 1 and 2 of changes in interest rates volatility as of September 30, 2025.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the nine-month period ended September 30, 2025 :

		Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Liabilities
Rate		15.00% p.a.	15.00% p.a.	16.50% p.a.	18.00% p.a.
BDMG	Selic (+10% and +20%)	17,157	(610)	(671)	(732)

Rate		4.12% p.a.	4.12% p.a.	4.22% p.a.	4.33% p.a.
Export prepayment agreement	SOFR (+2.5% and +5.0%)	100,000	(1,021)	(1,047)	(1,099)

(1) Sensitivity analysis of the scenario probable was measured using as reference the rates on October 20, 2025.

During 2025, the Company entered into a swap operation with the objective of exchanging the interest exposure of an advance on foreign exchange contract calculated in USD, which is originally calculated on the notional amount in USD, to DI plus an interest rate calculated on the notional amount in R$. The table below demonstrates the swap results up to September 30, 2025, recognized in the financial result.

				Appreciation		Sep 25	Impact on financial income / (expense)
	Maturity	Functional currency	Notional	Asset position R$	Liabilities position R$	Receivable / (Payable) R$	Sep 25
Interest rate swap	11/24/2025	R$	121,070	129,135	(135,499)	(6,364)	(1,030)

Foreign Currency Risk

The exposure arises from the existence of assets and liabilities generated in US dollar, since the Company's functional currency is the Brazilian Real. The consolidated exposure as of September 30, 2025 is as follows:

Description	Sep 25
Canadian dollar
Cash and cash equivalents	13
Tax recoverable	711
Suppliers	(6,836)
Other current liabilities	(87)
Total	(6,199)
United States dollar
Cash and cash equivalents	1,173
Trade accounts receivable	19,688
Cash held as collateral	12,686
Suppliers	(2,905)
Prepayment from customer	(4,178)
Interest on export prepayment agreement	(11,975)
Export prepayment agreement	(133,800)
Total	(119,311)
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario(1), scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on September 30, 2025.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	Sep 25
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	3.8186	3.8391	4.2230	4.6069
CAD (-)	3.8186	3.8391	3.4552	3.0713
USD (+)	5.3186	5.3797	5.9177	6.4556
USD (-)	5.3186	5.3797	4.8417	4.3038

The effects on profit and loss, considering scenarios 1 and 2 are shown below:

	Sep 25
	Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Canadian dollar-denominated(+)	(6,199)	(33)	(594)	(1,061)
Canadian dollar-denominated(-)	(6,199)	(33)	652	1,508
U.S. dollar-denominated(+)	(119,311)	(1,355)	(12,078)	(21,014)
U.S. dollar-denominated(-)	(119,311)	(1,355)	11,751	28,134
(1)	Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil on Oct 24, 2025.

Changes in Directors and Management

Except for the changes to the Board of Directors noted in the Corporate Governance Updates section, there were no other changes in directors or management during the three-month period ended September 30, 2025.

Litigation Updates

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES”) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the term-sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium oxide concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as possible. The amount involved is currently undetermined.

As of September 30, 2025, the Company is involved in civil and labor lawsuits totaling $8,553 for which the likelihood of loss has been assessed as possible by our external legal advisors, and $2,027 for cases assessed as probable losses, for which accounting provisions have been recognized.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

DISCLOSURE, CONTROLS & PROCEDURES

The CEO and CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) for the Company as defined under National Instrument 52-109 (NI 52-109) issued by the Canadian Securities Administrators and in Rule 13a-15d - 15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The DC&P is to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The CEO and CFO of the Company concluded that, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2024.

Considering the material weaknesses described below, management performed an additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Accordingly, management believes that the consolidated financial statements included in this Annual Report on Form 40-F fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented, in accordance with IFRS Accounting Standards.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in NI 52-109 and Rule 13a-, 15d - 15(f) of the Exchange Act. Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, Management concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified the following material weaknesses:

▪	An ineffective control environment resulting from an insufficient number of trained personnel with the appropriate skills and knowledge, including an appropriate assigned level of authority, responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls;
▪	An ineffective risk assessment process for identifying all relevant risks of material misstatement and for evaluating changes that could impact internal control over financial reporting, as well as the implications of such risks on the achievement of objectives, including those related to financial reporting;
▪	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, including the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;
▪	An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and
▪	Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The control deficiencies resulted in immaterial misstatements to the consolidated financial statements. Furthermore, the control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore we concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2024.

The Company engaged Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”) to perform an “integrated audit” which encompassed an opinion on the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024, as well as an opinion on the effectiveness of the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2024. Grant Thornton, the Company’s independent registered public accounting firm, audited the Company's consolidated financial statements and issued an adverse opinion on the effectiveness of ICFR. Grant Thornton‘s attestation report on the Company’s ICFR was incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended December 31, 2024.

MANAGEMENT’S REMEDIATION PLAN

The Company continues its efforts to address the material weaknesses mentioned above. These remediation efforts are ongoing, and the Company intends to sustain its initiatives aimed at enhancing the internal control environment, a task that will demand significant efforts throughout 2025.

The Company is conducting a comprehensive review of our internal control procedures and has been actively pursuing steps to address and remediate the identified material weaknesses. The Company:

(i)	will seek external consultants to assist Management in assessing its internal control over financial reporting, mapping all existing control deficiencies, defining remediation plans and formed a team responsible for redesigning processes and developing process automation, including those related to accounting and reporting;
(ii)	strengthened the accounting and reporting team by hiring more experienced people, which resulted in the replacement of key personnel as well as reducing reliance on third parties engaged in the accounting, tax and reporting activities;
(iii)	implemented new procedures to enhance accuracy in the interim and annual filings. This includes developing a detailed financial statement closing schedule to oversee preparation, completion, and quality control. Additionally, we introduced the Disclosure and Content Guide, a comprehensive checklist ensuring compliance with all financial reporting requirements. Although it is not documented as a control, senior management now conducts additional layers of review to ensure the accuracy of the filings; and
(iv)	took steps to improve information technology (IT) controls and infrastructure. These efforts include addressing IT general control (ITGC) activities, establishing relevant policies and procedures, and engaging external SAP developers to implement IT system improvements and address gaps in the IT structure. Additionally, measures that have been implemented in 2024 involved collaborating with SAP developers to map existing gaps, enhance ITGC, and establish policies and procedures for the IT organization structure. This included the development of a Data Security Policy and an Access Control Policy.

Further steps to remediate the material weaknesses described above that the Company is pursuing include the following:

a.	Control environment: We are committed to continuously identifying, training, and retaining personnel with the necessary skills and experience in designing, operating, and documenting internal controls over financial reporting. Additionally, we plan to expand our finance staff to enhance the segregation of duties and responsibilities.
b.	Risk assessment: The Company is redesigning all financial reporting that will enhance risk assessment process, document the process understanding, creating flowcharts, identifying process risk point and controls to address it.
| 22

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

c.	Information and communication: The Company is redesigning its whistleblower channel to make it user friendly and stimulate the usage thereof as a tool for important external and internal communication. We will continue enhancing data reliability and internal controls, harmonizing our IT controls, and addressing current system limitations.
d.	Monitoring activities: The financial and accounting team will work with external specialists to bring in expertise and expedite the remediation of control deficiencies at the process level during 2025 with a focus on the controls matrix for processes underlying all significant accounts and disclosures. The external specialists with expertise in internal controls implementation are assisting with the development and documentation of the following workstreams related to the internal controls over financial reporting needed to be in compliance with SOX (“Sarbanes-Oxley Act”) : (i) prepare and review the risks and controls matrix; (ii) establish a Project Management Office to manage the control deficiencies and remediation; (iii) develop and document structured policies and procedures; (iv) test the design, implementation and operating effectiveness of the internal controls after remediation to support the CEO and CFO certifications; and (v) support training content development and conducting training sessions across the Company.
e.	Control activities: We will continue to refine our control activities to mitigate risks and ensure the achievement of objectives, designing and implementing controls activities and IT general controls over all the processes in order to address the process risk point.

We are confident that our remediation plan will adequately address the identified material weaknesses and bolster our internal control over financial reporting. Management will continue to review and make necessary changes to the overall design and operation of the Company’s internal control environment, as well as the policies and procedures to improve the overall effectiveness of internal control over financial reporting. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management concludes, through testing, that these controls are operating effectively. The Company has taken steps toward remediation during the 2024 fiscal year and is working towards having its internal controls environment free of material weaknesses by the end of fiscal year 2025.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND REMEDIATION

As described above under Remediation Efforts to Address the “Material Weaknesses”, we are taking actions to remediate the material weaknesses in our internal control over financial reporting. Some changes were implemented in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

Please refer to the Company’s annual MD&A for the year ended December 31, 2024, for Estimation Uncertainty and Accounting Policy Judgments disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the nine months ended September 30, 2025, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2024.

Standards issued but not yet effective in 2025

▪	Presentation and Disclosure in Financial Statements – IFRS 18

The International Accounting Standards Board (IASB) has issued new requirements for the presentation and disclosure of information in general purpose financial statements to ensure they provide relevant and faithful representations of an entity's assets, liabilities, equity, income, and expenses. The objective is to offer financial information that helps users assess the prospects for future net cash inflows and evaluate management’s stewardship of the entity’s economic resources.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

These financial statements comply with IFRS Accounting Standards, adhering to both general and specific requirements for presenting information in the statement of financial performance, the statement of financial position, and the statement of changes in equity. The requirements include aggregation and disaggregation of information to ensure clarity, a comprehensive statement of profit or loss, and the presentation of totals and subtotals for key financial metrics. This standard, issued in April 2024, is effective for annual periods beginning on or after January 1, 2027, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements

▪	IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

The amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures aim to enhance the clarity of classification, measurement, and disclosure of financial instruments. The updates consisto of:

-	Classification of Financial Instruments: The new guidelines focus on the contractual characteristics of financial instruments, particularly those related to Environmental, Social, and Governance (ESG) factors, which influence their measurement, either at amortized cost or fair value.
-	Provision for Expected Losses: IFRS 9 now adopts a model based on expected losses, replacing the previous model that depended on losses incurred. This shift reflects a more proactive approach to risk management.
-	Electronic Settlement of Liabilities: The amendments clarify the recognition of financial assets and liabilities when settled through electronic payment systems. A new accounting policy will also allow for early recognition of financial liabilities under specific conditions.
-	Disclosure Transparency: More detailed disclosures will be required, particularly for financial instruments with contingent features related to sustainability goals. This aims to increase transparency and allow investors to better understand company investments.

These amendments will be effective from January 1, 2026, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statement.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

CAPITAL MANAGEMENT

The Company’s objective in managing its capital is to ensure that the Company is able to safeguard its ability to continue as a going concern, continue its operations, and has sufficient capital to be able to meet its strategic objectives, including the continued exploration and development of its existing mineral projects and the identification of additional projects. The Company’s primary source of capital is derived from equity issuances. As of September 30, 2025, capital consisted of equity attributable to common shareholders of $83,770 ($92,340 as of December 31, 2024). The Company has no externally imposed capital requirements and manages its capital structure in accordance with its strategic objectives and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares in the form of private placements and/or secondary public offerings. There has been no change in the Company’s approach to capital management since the year ended December 31, 2024.

QUALIFIED PERSON

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil” issued March 31, 2025, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc., William van Breugel, P.Eng, SGS Canada Inc., Johnny Canosa, P.Eng, SGS Canada Inc., and Joseph Keane, P. Eng., SGS North America Inc. (the “Technical Report”). The Technical Report is filed on SEDAR and is also available on the Company’s website.

| 24

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The independent qualified person (QP) for the Technical Report’s mineral resource estimates is Marc-Antoine Laporte P.Geo., M.Sc., of SGS Group in Quebec, Canada. Mr. Laporte is a Qualified Person as defined by Canadian National Instrument 43-101.

Other disclosures in this MD&A of a scientific or technical nature at the Grota do Cirilo Project have been reviewed and approved by Iran Zan MAIG (Membership number 7566), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium Director of Geology.

Mr. Zan has verified the technical data disclosed in this MD&A not related to the current mineral resource estimate disclosed herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information and statements in this MD&A may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward-Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward-Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward-Looking Information.

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Company; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant; and competitive conditions and the ongoing uncertainties and effects in respect of the military conflict in Ukraine.

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

▪	General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, the military conflict in Middle East, and other military and global conflicts, and the multinational economic sanctions in relation to such conflicts);
| 25

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
▪	Demand for lithium, including that such demand is supported by growth in the EV market;
▪	Estimates of, and changes to, the market prices for lithium;
▪	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry;
▪	The Company’s market position and financial and operating performance;
▪	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves;
▪	Anticipated timing and results of exploration, development and construction activities;
▪	Reliability of technical data;
▪	The Company’s ability to maintain full capacity commercial production, including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues;
▪	The Company’s ability to obtain financing on satisfactory terms to develop its projects, if required;
▪	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals;
▪	The timing and outcome of regulatory and permitting matters;
▪	The exploration, development, construction and operational costs;
▪	The accuracy of budget, construction and operations estimates for the Company;
▪	Successful negotiation of definitive commercial agreements; and
▪	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this MD&A is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

▪	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve;
| 26

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The market for EVs and other large format batteries remains an emerging technology in several markets. No assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to expand lithium operations;
▪	Changes in technology or other developments could result in preferences for substitute products;
▪	The imbalance in the lithium market due to an excess of supply from new or existing competitors could adversely affect prices;
▪	The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil;
▪	Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations;
▪	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition;
▪	Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition;
▪	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities;
▪	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations;
▪	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations;
▪	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved;
▪	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control;
▪	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects;
▪	The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights;
▪	The Company is subject to strong competition in Brazil and in the global mining industry;
▪	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to securities, labor, environmental and health and safety matters, which could result in consequences material to its business and operations;
▪	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources, or mineral reserves will ever qualify as a commercially mineable (or viable) deposit;
▪	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations;
| 27

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition;
▪	The Company may not be able to secure the supply of key raw material;
▪	The Company may not be able to meet the quality requirements of its customers;
▪	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute cash otherwise available for distributions;
▪	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise;
▪	The Company's operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties;
▪	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition and prospects;
▪	The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price;
▪	Operating cash flow may be insufficient for future needs;
▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company's indebtedness, or maintain its debt covenants;
▪	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future;
▪	Actions taken by foreign governments regarding critical minerals may affect the Company’s business;
▪	The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed;
▪	The Company may be subject to sudden tax changes, which can have a material adverse effect on profitability;
▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants;
▪	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future;
▪	The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management is required to devote further substantial time to United States public company compliance efforts;
▪	If the Company does not implement and maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC. Accordingly, inappropriately designed or ineffective controls could result in inaccurate financial reporting;
▪	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders;
| 28

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	Failure to retain key officers, consultants and employees or to attract and retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success;
▪	The Company’s business depends on strong labor and employment relations;
▪	The Company is subject to currency fluctuation risks;
▪	The Company is subject to interest rates fluctuation;
▪	The Company may face challenges in accessing global capital markets;
▪	Failure in the infrastructure that the Company relies upon could have an adverse effect on the its operations;
▪	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest;
▪	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result;
▪	If securities analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline;
▪	The Company will have broad discretion over the use of the net proceeds from offerings of its securities;
▪	There is no guarantee that the Common Shares will earn any positive return in the short term or long term;
▪	The Company has a major shareholder which owns 42.82% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares;
▪	As the Company is a Canadian corporation but many of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgements obtained in the United States;
▪	The Company is governed by the Ontario Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws;
▪	The Company is subject to risks associated with its information technology systems and cyber-security; and
▪	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Readers are cautioned that the foregoing lists of assumptions and risks are not exhaustive. The Forward-Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward-Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events, or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks, and uncertainties is contained in the Company’s filings with securities regulators, including this MD&A and the Annual Information Form, which are available on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING MINERAL RESERVE & MINERAL RESOURCE ESTIMATE

Technical disclosure regarding the Company’s properties included in this document has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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